Exhibit 99.2

Vivendi Universal has Already Obtained Approval to Amend the
Deposit Agreement for American Depositary Receipts (ADRs)
to Delist from the NYSE
Group Receives a Large Majority Approval by Owners of ADRs
PARIS – April 20, 2006 – Vivendi Universal announced today that it is has received irrevocable consents from owners of the company’s American Depositary Receipts (ADRs), representing a large majority of American Depositary Shares (ADSs) to amend its ADR deposit agreement, allowing the company to move to terminate the deposit agreement and delist from the New York Stock Exchange.
Owners of ADRs who gave their approval by April 14, 2006 are entitled to receive the consent payment of $0.10 per ADS and payments are expected to be made beginning on May 4, 2006.
The authorized amendments will facilitate the termination of the ADR deposit agreement and delisting from the New York Stock Exchange, with a view to terminating Vivendi Universal’s registration under the US Securities Exchange Act of 1934.

Updated Timetable
Below is the updated timetable. It is subject to change.

April 14, 2006	Majority approval for amendments obtained as of the early approval deadline

April 28, 2006	Upon instruction of Vivendi Universal, The Bank of New York to provide Notice that Deposit Agreement will be terminated on August 3, 2006

May 3, 2006	Record date of ADRs as of close of business for regular fiscal 2005 dividend payment

May 4, 2006	Early Consent Payment of $0.10 begins to eligible ADR holders

May 19, 2006	Last day that The Bank of New York will issue new ADRs

Holders may continue to cancel ADRs for underlying Vivendi Universal ordinary shares

Holders may continue to sell ADSs over the NYSE

August 3, 2006	Deposit Agreement is terminated as of 5:00 p.m. New York time Last day of trading of ADSs over the NYSE

August 28, 2006	Expiration of Exchange Period – Last day for holders of ADRs to cancel ADRs for underlying ordinary shares
Important disclaimer:
This document contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that: Vivendi Universal does not succeed in terminating its registration under the U.S. Securities Exchange Act of 1934, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

2/3

For further information, please contact:

Media	Investor Relations

New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.1334

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 1 71 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 1 71 71 30 45

3/3